STRICTLY PRIVATE AND CONFIDENTIAL	Exhibit 2.1

TERM SHEET

MAY 20, 2013

Term	Description
Buyer:	TOT Group, Inc., a Delaware corporation (“TOT”). TOT is a wholly owned subsidiary of Net Element International, Inc. (“NETE”).
Seller(s):	Aptito.com, Inc., a New York corporation (“APTITO”).
Proposed transaction:	TOT will form a new Delaware corporation; name to be determined (“NEWCO”). APTITO will contribute all of its assets, technology, intellectual property and other items that constitute the Business as defined below – (collectively, the “Assets”) to NEWCO. The contribution of the Assets to NEWCO is hereafter referred to as the “Contribution”. APTITO and its officers represent and warrant to TOT that (i) such assets are all of the assets currently used in the operation of the current business of APTITO which includes but is not limited to the development, implementation and sales of a an all-in-one, cloud-based, digital point-of-sale software and customer relations management and payments platform (the “Business”) and are sufficient to carry on such Business; and (ii) such Assets are free of liens or debt (except as disclosed) and they have not been pledged to any third party; and APTITO shall provide such other warranties typically associated with a transaction of this nature.
Consideration for the Transaction:

(a)    NEWCO will assume APTITO’s auditable debt of $200,000 (as set forth in detail on “Exhibit A” hereto);

(b)   At the shareholders meeting of NETE following the Closing of the Contribution, Seller(s) will be issued 125,000 common shares options of NETE, vested quarterly over 12 months;

(c)    At closing of the Contribution, NEWCO will issue to APTITO common stock of NEWCO, representing upon such issuance 20% of the total issued and outstanding common stock of NEWCO (the “Aptito Shares”);

(d)   Buyer shall have the sole and exclusive right, but not the obligation, at all times to purchase from Seller and Seller agrees to sell to the Buyer, the Aptito Shares (the “Option”). The aggregate Option exercise price for the total Aptito Shares is set forth below (the “Exercise Price”), and may at Buyer’s sole discretion be paid in cash, by check, cancellation of indebtedness, conversion to NETE common stock or a combination of the foregoing. The Exercise Price shall be determined based upon the fair market value of the NEWCO as of the end of the calendar month immediately preceding the date as to when a valuation is requested in accordance with the terms of this Option. A qualified third party appraiser selected by the Buyer and reasonably approved by the Seller shall determine the valuation of NEWCO. Buyer shall present Seller with the names of at least 2 third party appraisers for approval. If Seller has not advised Buyer which of the appraisers presented by Buyer that Seller would like to use within 5 business days of being notified of the names of the appraisers, then Buyer shall solely select the appraiser to perform the fair market valuation. The valuation of the appraiser shall be binding on the parties. NEWCO agrees not to exercise the Option prior to 12/31/2014, provided however that Buyer may exercise the Option at any time in the event of a change of control of NEWCO.

STRICTLY PRIVATE AND CONFIDENTIAL

Term	Description
Standstill/Conduct of Business:

TOT and APTITO shall take any and all actions necessary and convenient to consummate the Contribution transaction (“Transaction”) APTITO will refrain from taking any action, which would impair or delay the consummation of the Transaction.

APTITO shall operate its businesses in the ordinary course and refrain from any extraordinary transactions during the negotiation of the proposed Transaction.

Non-Competition:	While the Seller(s) employed by NEWCO and for a period of two (2) years thereafter, the Seller(s) will not compete with the business of NEWCO. Seller’s agree to enter into a Non-compete and non solicitation agreement encompassing the above terms at the date of Closing.
Representations & Warranties:	Typical for the contemplated Transaction and stock issuance.
Transaction Closing Conditions:

The consummation of the Transaction and the Contribution is subject to the satisfaction (or TOT’s written waiver in its sole and absolute discretion) of the following conditions precedent:

(a)           The completion of definitive documentation relating to the Contribution containing representations, warranties, covenants and indemnities customary for the contemplated transaction and dependent on the results of TOT’s due diligence of APTITO and the Business;

(b)           The completion of all due diligence of APTITO and the Business (including, without limitation, with respect to operations, assets, liabilities, encumbrances, obligations, financial condition, taxes, results of operation, legal proceedings, contracts and other matters) to the reasonable satisfaction of TOT;

(c)           Receipt of all necessary consents and approvals;

(d)           APTITO to obtain consent of all lenders of APTITO to the assumption of debt by NEWCO, and no default/acceleration of debt is triggered;

(e)           No material adverse change to the Business or APTITO, including but not limited to material pending or threatened litigation, bankruptcy or other proceeding;

(f)            Effective June 1, 2013, NEWCO will enter into a 2 year consulting agreement with Genira Enterprises, Inc., a New York corporation (the “Consulting Agreement”), whereby Genira will provide services to NEWCO including but not limited to sales, marketing and product development relating to the Business. The Consulting Agreement will be subject to customary non-competition provisions for a minimum 2 -year period. and will provide for $125,000 per year consulting fees and for a potential annual bonus in an amount of $50,000 based on achieved milestones to be tied to the financial pro-forma of the NEWCO.

(g)           Other customary conditions to closing.

STRICTLY PRIVATE AND CONFIDENTIAL

Term	Description
Closing Date:	All parties herein will undertake their good faith efforts to close the Transaction as soon as possible but not later than May 31, 2013. Time is of the essence
Exclusivity:

(a)    This paragraph applies to any discussions or negotiations (the “Third Party Negotiations”) between APTITO and/or any of its affiliates (or any of their respective agents, employees, advisers or other representatives) and anyone other than TOT (or a company which is a subsidiary of TOT) or any of its officers, agents, employees, advisers or other representatives (a “Third Party”) relating to a “Corporate Activity”, being:

                i.              The disposal (whether by way of sale, offer, transfer, joint venture, business combination or otherwise) of the whole or any part of the issued or any new equity or an other ownership interest or any instruments convertible into such ownership interest (or any interest in such equity or any other ownership interest) of or in APTITO, or

                 ii.            Granting any rights or options to operate all or part of the existing and/or future business of APTITO; or

                iii.            The disposal (whether by way of sale, offer, transfer, joint venture, business combination or otherwise) of all or any part of the Business or the assets of APTITO.

(b)   Immediately on signing of this letter of intent, each of APTITO and its affiliates (and their respective agents, employees, advisers or other representatives) shall, and shall cause their respective agents, employees, advisers or other representatives to, terminate, or procure the termination of, any Third Party Negotiations currently taking place. None of APTITO or any of its affiliates nor any of their respective agents, employees, advisers or other representatives directly or indirectly:

               i.               Induce solicit, procure or otherwise encourage a Corporate Activity from a Third Party;

               ii.              Enter into, re-start, solicit, initiate or otherwise participate in any Third Party Negotiations;

               iii.             Enter into any letter of intent, agreement, arrangement or understanding (whether or not in writing and/or whether or not legally binding) relating to a Corporate Activity, whether pursuant to any Third Party Negotiations or otherwise; or

               iv.            Supply or otherwise disclose any information about the Transaction to a party that wishes, or may wish, to enter into Third Party Negotiations (unless the information is publicly available).

STRICTLY PRIVATE AND CONFIDENTIAL

Term	Description
General:

(a)    Each party hereto is responsible for its or his own legal and other costs in connection with the transactions contemplated hereunder, whether or not they proceed (including, without limitations, the preparation and negotiation of this letter of intent);

(b)   This letter of intent and all disputes or claims arising out of or in connection with the transactions contemplated hereunder or their subject matter will be governed by the laws of State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Florida. The parties irrevocably agree that any dispute or claim that arises out of or in connection with this letter of intent or its subject matter will be determined and settled by the parties hereby in amicable way and via good will negotiations; provided, however, that, if the parties cannot so settle, then the courts located in Miami-Dade County, Florida shall have exclusive jurisdiction to settle any such dispute or claim;

(c)    This letter of intent will constitute a binding agreement between the parties upon its signing by the parties. This letter of intent is for the benefit of the parties to it and is not intended to benefit, or be enforceable by, anyone else;

(d)   This letter of intent may be executed in multiple counterparts, each of which shall be deemed an original but all of which, together, shall constitute one instrument. For the purposes of this letter of intent, an executed facsimile or a portable document format (.PDF) counterpart copy of this letter of intent shall be deemed an original for all purposes.

[Signatures are on next page]

STRICTLY PRIVATE AND CONFIDENTIAL

IN WITNESS WHEREOF, the parties hereto have caused this Indicative Term Sheet to be duly executed by their respective authorized signatories hereunto duly authorized as of the date above written.

FOR TOT GROUP, INC.

/s/ Oleg Firer
Name: Oleg Firer
Date: May 21, 2013

FOR NET ELEMENT INTERNATIONAL

/s/ Oleg Firer
Name: Oleg Firer
Date: May 21, 2013

FOR APTITO, INC.

/s/
Name:
Date: 05/20/13

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